EXHIBIT 77C
FLAHERTY & CRUMRINE/CLAYMORE TOTAL RETURN FUND INCORPORATED
(the "Fund")
Meeting of Shareholders

   On April 22, 2010, the Fund held its Annual Meeting of
Shareholders (the "Annual Meeting") for the following purpose: election of Directors of the Fund ("Proposal 1").
The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

   Name                 For      Withheld
Donald F. Crumrine   7,680,567   576,145
Robert F. Wulf       7,663,376   593,336


David Gale, Morgan Gust and Karen H. Hogan continue to serve in their capacities as Directors of the Fund.